Exhibit 4.7

FIRST SUPPLEMENTARY AGREEMENT

TO THE GLOBAL CONNECTIVITY AGREEMENT

First Supplementary Agreement to the Global Connectivity Agreement (as defined hereinafter) dated February 27, 2009 (hereinafter the “Agreement”], executed by and between Banco de Chile (hereinafter “Banco de Chile”) and Citigroup, Inc. (hereinafter “Citigroup” and, together with Banco de Chile, the “Parties”). Any terms used in this Agreement but not defined herein shall have the same meaning that those terms have in the Connectivity Agreement.

PRECEDENTS

I.- On December 27, 2007, Banco de Chile and Citibank Chile, an indirect subsidiary of Citigroup, executed a Merger Agreement with the purpose of merging the operations of both parties, with Banco de Chile to continue as successor to all Citibank Chile business.

II.- On that same date the Parties signed a Cooperation Agreement, (the “Cooperation Agreement”) and a Global Connectivity Agreement (the “Connectivity Agreement”) with the purpose, among others, of establishing the relationship between the Parties with regard to the rendering of banking services inside Chile and abroad.

III.- Within the Cooperation Agreement the Parties acknowledged that the relationship between them would change throughout the course of time, which would therefore require that changes be made to the terms of the contract and conditions that establish the relationship between the Parties, including the Connectivity Agreement; and

IV.- The Parties agreed that it is necessary to complement, clarify, and modify contents of the Connectivity Agreement to better define and govern the relationship between the Parties regarding the rendering of banking services inside Chile and abroad.

BY VIRTUE OF THE FOREGOING, and considering the precedents and terms and conditions established in this Agreement and for other valuable considerations received by both Parties, the receipt of which is hereby acknowledged by the Parties, and with the intention of binding the Parties to the agreements defined herein as of the date of the Connectivity Agreement mentioned in number II above, as long as these presents do not modify any distribution of income agreed to between the Parties prior to the date hereof regarding a specific transaction, the Parties agree on the following:

CLAUSES

One. Definitions; Interpretation. By virtue of this Agreement, letter (e) of Clause One of the Connectivity Agreement shall be modified to add the following schedules thereto:

“Schedule “D”: Interaction Principles for Cash Management Businesses.

“Schedule “E”: Ineraction Principles for Securities Management Businesses.

Two. Distribution of Cross-border Trade and Services Income Schedules B and B2 are completely eliminated from the Connectivity Agreement and are replaced by Schedules B and B2 enclosed herewith, which will now be a part of the Connectivity Agreement.

Three. Private Banking Business. (a) Schedule B-1 of the Connectivity Agreement is amended as to numbers (i) and (ii) applicable to the Citigroup Private Banking unit (“Citi Private Banking”), so that it be as follows:

The following is proposed for Private Banking business:

“i.	Private Banking Business: For all Private Banking related business conducted by new Chilean clients, the agreed distribution shall be 50% of the net margin generated by these new clients, initially assuming a 73% efficiency index. The Parties shall also negotiate in good faith to agree upon a referral fee that Banco de Chile shall pay Citigroup whenever Citi Private Banking clients are referred to Banco de Chile and become clients of said bank.

ii.	Investment Banking Business. Regarding corporate and investment banking referrals, Citi Private Banking and the Investment Banking Division of Banco de Chile shall continue to work together and, in the event of income sharing, they will abide by the agreements reached Connectivity Agreement. Any referral fee received by Citi Private Banking for any Cross-Border Trade or Services shall be deducted from the amounts received by Citigroup under Connectivity Agreement, and in any event shall always have a maximum ceiling for Citi Private Banking of 20% of the total fee and a maximum amount initially set at USD 1 million. The final percentage of this referral fee shall be determined by the Investment Banking Division of Banco de Chile.

(b) Reference made to Schedule B-3 of the Connectivity Agreement is eliminated.

(c) Schedule “C” of the Connectivity Agreement is amended, eliminating the following from letter a) in said schedule: “The Private Banking Unit shall also be created (“Private Banking BCH”)”; likewise, the last paragraph of letter b) of said schedule is eliminated, thereby eliminating all references to “Private Banking Unit”, “Private Banking BCH”, “Private Banking Unit “BCH” and “Private Banking”.

(d) Section 4 of Clause Three of the Connectivity Agreement is hereby amended, adding letters (l), (m), and (n), which shall read as follows:

“(l) Each Party shall respectively appoint a valid negotiator to interact between Banco de Chile and Citi Private Banking, who will agree on a coordinated system to prevent Banco de Chile from offering offshore products and services to clients who have an active relationship (in the last six months) with Citi Private Banking.

(m) The sales force of Citi Private Banking shall be instructed to avoid prospecting new clients in Chile, save as established in (n).

(n) Private Banking products and services shall be offered to new clients in Chile only through and jointly with the person from Banco de Chile named in (l). There shall be no prospecting of any clients who have an active relationship with Banco de Chile, which shall be confirmed by the person from Banco de Chile appointed in (l) regarding each prospect proposed by Citi Private Banking.

Four. United States Dollars Clearing Services. (d) Section 2, letter (c), of Clause Three of the Connectivity Agreement is hereby amended and shall read as follows:

“(c) Citigroup shall have preference over other providers of correspondent banking services in terms of the market, including international payments, U.S. currency clearing services, and intermediary services, to Banco de Chile and its affiliates. This preference, besides being contingent upon the quality of service, prices, and market conditions in general, shall also be subject to Banco de Chile’s customary business flow with its correspondent banking network, allowing it to access the lines of financing from abroad, bearing in mind the minimum strategic need for diversifying said sources of financing.

Five. Investments in Chilean stock. Section 2, letter (a), of Clause Three of the Connectivity Agreement is hereby amended, is amended by adding the following at the end of said letter:

“In addition, Citigroup shall make every reasonable effort to have any investments made by Citigroup, be it on behalf of or property of third parties, in stock traded in any stock market in Chile, be made through Banchile, subject to the following conditions: (i) that there are no legal or regulatory obstacles or rules affecting brokerage firms that bar Banchile from acting as a stock broker for Citigroup or the relevant client; (ii) that a Citigroup client may select a different stock broker to conduct his/her business; (iii) that the rates charged for these services be “arm’s length” market prices; and (iv) that the level of service be outstanding as compared to the best entities in the industry in Chile.

Six. Regulatory Representations. Notwithstanding the statements made hereinafter, regarding the guarantees required by the laws and regulations, the Parties shall agree on and negotiate in good faith the terms and conditions to finance the costs of constituting same [guarantees]. The guarantees required under Regulation 23 A/B of the United States or under Citigroup’s internal policy, shall be fully financed by Citigroup as long as the investment requiring said guarantee is made exclusively by Citigroup. Likewise, Banco de Chile shall participate in the financing of said guarantee, as long as Banco de Chile participates in the aforesaid investment. In no event shall Banco de Chile finance guarantees required exclusively under a Citigroup internal policy.

Seven. GTS-related Changes. (d) Section 1, letter (d), of Clause Three of the Connectivity Agreement is hereby amended, by adding after the word “including”: “…, but not limited to, Trade Services and Financing (Trade Services/Finance abroad),…”.

(b) Section 1, letter (e), of Clause Three of the Connectivity Agreement is hereby amended, is amended and shall read as follows:

“Banco de Chile shall guarantee that overdraft lines and other credit accessory facilities be provided to CMB Clients, with the understanding that if Banco de Chile were to deny such lines or facilities, Citigroup may guarantee, always to the reasonable satisfaction of Banco de Chile, the credit obligations of said client with Banco de Chile, in which case Citigroup shall be entitled to receive 100% of the profits or losses accrued for providing the respective product or service. Banco de Chile shall notify Citigroup of the reason for its refusal to offer such facilities to said client so that Citigroup may take that information into account in its decision to guarantee said obligations. In such cases the parties must agree on a remuneration amount for using Banco de Chile capital. Notwithstanding the foregoing, and despite the granting of a satisfactory guarantee by Citigroup, in no event shall Banco de Chile be bound to provide overdraft lines or facilities, or any other accessory credit facilities, to CMB Clients, if granting them were to infringe upon the internal policies of Banco de Chile (except for credit risk policies) or upon any legal or regulatory standards applicable to Banco de Chile.

(d) Section 2, letter (e), of Clause Three of the Connectivity Agreement is hereby amended, is amended and shall read as follows:

“Except as provided for in Section 1, letter (3) above, Banco de Chile may refuse to offer a loan product to a CMB Client for its own reasons, with the understanding that Citigroup and Banco de Chile shall make every effort to agree on participating in said transaction, and Citigroup shall be entitled to offer said product to such client by using the local Citigroup vehicle (or a Citigroup vehicle abroad) in the event that Citigroup and Banco de Chile are unable to reach an agreement regarding said terms within a specific period of time. Banco de Chile shall notify Citigroup of the reason for its refusal to offer said prodcut to said client so that Citigroup may take that information into account in its decision to offer said product directly to said client.”

Eight. Confirmation and Ratification. (a) On or after the date of execution hereof, each reference made in the Connectivity Agreement to the “Agreement”, “in this Agreement,” “as established herein,” or terms that mean the same and make reference to the Connectivity Agreement, shall refer to the Connectivity Agreement as amended and supplemented under this Agreement.

(b) The Parties agree that the Connectivity Agreement, as amended hereby, shall remain in full force and effect with no obligations or modifications other than those contained herein. The Parties confirm and ratify in all its terms the provisions of the Connectivity Agreement not otherwise expressly amended in this Agreement.

Nine. Copies. This Agreement may be signed in any number of copies, each of which shall be construed as an original, and shall have the same force and effects as if the signatures contained therein were in one same instrument, but each and every one of those samples shall jointly comprise one sole instrument. This Agreement shall enter into effect once each copy thereof is received by fax, having been signed by each party.

Ten. Applicable law. This Agreement shall be subject to the laws of New York. Any dispute between the Parties arising from this Agreement shall be finally resolved in accordance with the Arbitration Regulation of the CCI by three arbiters appointed in accordance with said Regulation. The seat of the arbitration shall be the city of Paris and all proceedings shall be conducted in Spanish. Each Party undertakes to pay an equivalent portion of the administrative expenses and the advances paid for any CCI costs, except if the arbiters were to rule differently in their final award. In said award, the arbiters may impose the payment of attorneys’ fees and other legal costs in favor of the party prevailing in the arbitration, as they may deem pertinent. Any of the Parties hereto shall have the right to avail itself of the Pre-arbitral Referee Procedure of the CCI in accordance with the Regulations thereof and shall be bound by said Proceeding.

IN WITNESS WHEREOF, the Parties hereto do sign this Agreement by way of their duly authorized representatives, on the date indicated ut supra.

BANCO DE CHILE

Signature:

Name:	Fernando Cañas Berkowitz
Title:	General Manager

CITIGROUP INC.

Signature:

Name:	Manuel Medina Mora
Title:	Chairman and Chief Executive Officer – Latin America

Signature:

Name:	Fernando Quiroz Robles
Title:	Chief Executive Officer of the Group of Institutional Clients Latin America